15027320

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED JUL 30 2015 WASH, DC 196

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67489

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/14 (MM/DD/YY) AND ENDING 05/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VRA Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3630 Peachtree Road, NE, Suite 1000
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas J. McCartney 404-835-1006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

3630 Peachtree Road, NE, Suite 600	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 7/3

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OATH OR AFFIRMATION

I, Douglas J. McCartney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VRA Partners, LLC, as of May 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Stephanie Locke

Notary Public

STEPHANIE LOCKE
MY COMMISSION EXPIRES
NOTARY
PUBLIC
APRIL 2, 2016
COBB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VRA PARTNERS℠
Investment Bankers

VRA Partners, LLC

Financial Statements
with Supplementary Information

May 31, 2015

VRA Partners, LLC
Table of Contents
May 31, 2015

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2

Statement of Operations 3

Statement of Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information

Computation of Net Capital 14

Reconciliation of Members' Equity 14

Reconciliation of Net Capital 14

Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1 14

Report of Independent Registered Public Accounting Firm Related to Exemption Report 15

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation 17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors and Members of VRA Partners, LLC

We have audited the financial statements of VRA Partners, LLC (a Georgia limited liability company) (the Company or VRA), which comprise the statement of financial condition as of May 31, 2015, and the related statements of operations, members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. VRA Partners, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of VRA Partners, LLC as of May 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at May 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of VRA Partners, LLC's financial statements. The supplemental information is the responsibility of VRA Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Windham Brannon, P.C.

July 28, 2015

Certified Public Accountants

VRA Partners, LLC

Statement of Financial Condition
May 31, 2015

		2015
Assets		
Cash and cash equivalents	$	2,716,747
Accounts receivable		59,495
Prepaid expenses and other assets		53,875
Deposits		21,892
Notes receivable		200,000
Property, furniture and equipment, net		77,963
Total assets	$	3,129,972
Liabilities and members' equity		
Liabilities		
Accounts payable	$	10,267
Accrued expenses		15,364
Accrued dividends		-
Deferred revenue		345,000
Deferred rent		262,539
Total liabilities		633,440
Members' equity		
Series A contingently redeemable preferred units (no par value; 120 units authorized, 0 units issued and outstanding)		-
Common units, (no par value; 685,750 units authorized, 678,250 units issued and outstanding)		537,175
Retained earnings		1,959,357
Total members' equity		2,496,532
Total liabilities and members' equity	$	3,129,972

The accompanying notes are an integral part of these financial statements.

VRA Partners, LLC

Statement of Operations
For the Year Ended May 31, 2015

		2015
Revenue		
Merger and acquisition fees	$	8,095,884
Capital placement fees		775,060
Financial advisory fees		20,000
Reimbursed expenses		184,107
Total revenue		9,075,051
Operating expenses		
Employee compensation and benefits		6,101,403
Rent		137,424
Travel, meals and entertainment		309,471
Advertising		27,789
Insurance		35,306
Depreciation		45,582
Office expenses		149,703
Professional fees		120,882
License fees		113,216
Other operating expenses		229,141
Total operating expenses		7,269,917
Operating income		1,805,134
Other income (loss)		
Interest income		6,372
Other income (loss)		(1,760)
Total other income		4,612
Net income	$	1,809,746

The accompanying notes are an integral part of these financial statements.

VRA Partners, LLC

Statement of Members' Equity
For the Year Ended May 31, 2015

	Series A Preferred		Common		Retained	Total Members'
	Units	Amount	Units	Amount	Earnings	Equity
Balance, May 31, 2014	**19**	**$ 475,000**	**535,750**	**$ 535,750**	**$ 256,299**	**$ 1,267,049**
Dividends declared on Series A preferred units	-	-	-	-	(10,688)	(10,688)
Tax distributions to unit holders	-	-	-	-	(96,000)	(96,000)
Redemption of Series A preferred units	(19)	(475,000)	-	-	-	(475,000)
Proceeds from exercise of warrants	-	-	142,500	1,425	-	1,425
Net income	-	-	-	-	1,809,746	1,809,746
Balance, May 31, 2015	**-**	**$ -**	**678,250**	**$ 537,175**	**$ 1,959,357**	**$ 2,496,532**

The accompanying notes are an integral part of these financial statements.

VRA Partners, LLC

Statement of Cash Flows
For the Year Ended May 31, 2015

		2015
Cash flows from operating activities		
Net income	$	1,809,746
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		45,582
Loss on disposal of property		(525)
Deferred rent adjustment		(30,733)
Changes in:		
Account receivable		65,483
Prepaid expenses and other assets		25,385
Accounts payable		(18,054)
Accrued expenses		2,696
Accrued dividends		(10,688)
Deferred revenue		(250,000)
Net cash provided by operating activities		1,638,892
Cash flows from investing activities		
Acquisition of property and equipment		(20,629)
Principal payment received on notes receivable		25,000
Proceeds from disposal of property		579
Net cash provided by investing activities		4,950
Cash flows from financing activities		
Dividend payments		(10,688)
Redemption of Series A preferred units		(475,000)
Proceeds from exercise of warrants		1,425
Tax distributions to unit holders		(96,000)
Net cash used in financing activities		(580,263)
Net change in cash and cash equivalents		1,063,579
Cash and cash equivalents, beginning of year		1,653,168
Cash and cash equivalents, end of year	$	2,716,747

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

VRA Partners, LLC, a limited liability company, (the Company or VRA Partners) was formed in the State of Georgia on June 1, 2006. The Company is a registered broker-dealer focused on providing merger and acquisition services to middle-market companies and private equity firms. VRA Partners also assists companies with raising capital for growth, acquisitions, recapitalizations, going-private and management buy-out transactions, as well as provides fairness opinions, valuations, and strategic advisory services. The Company became a broker-dealer registered with the Securities and Exchange Commission (SEC) on May 18, 2007 and is a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition and Deferred Revenue

The Company earns revenue through various investment banking activities primarily as an advisor in mergers and acquisitions and similar transactions. Private placement fees are earned at the time the private placement is completed and the related fee is reasonably determinable. Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Certain of the Company's engagements are structured with an up-front, non-refundable retainer. As the client has an expectation of an ongoing service arrangement until the completion of the engagement, the Company has determined that the retainer should be deferred and amortized over the estimated engagement period, if estimable. If the engagement period cannot be estimated, the Company defers the entire amount of the retainer until such time as the engagement is complete or the engagement period can be estimated. Any changes in the estimated service period would be accounted for as a change in estimate, and the remaining deferred revenue would be recognized over the remaining period. Should an engagement end sooner than estimated, any remaining deferred revenue is recognized as revenue at that time. For the year ended May 31, 2015, the Company had three clients who accounted for approximately 50% of revenues.

Revenue also includes reimbursements of travel and out-of-pocket expenses which is recognized when the underlying costs are incurred.

Deferred Rent

Deferred rent represents the sum of unamortized lease inducements and the cumulative difference between rent expense recognized on the straight-line method and actual rent paid.

Cash and Cash Equivalents

Cash represents interest and non-interest bearing deposits in banks and cash invested in short-term securities which have original maturities of less than 90 days. From time to time, balances in interest bearing accounts may exceed federally insured limits.

Accounts and Notes Receivable

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectability of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of May 31, 2015, management does not believe that an allowance for doubtful accounts is necessary.

The Company's notes receivable balance is comprised of notes the Company received as compensation for transaction fees and are recorded at the outstanding principal balance. An allowance for credit losses is recorded based on the Company's best estimate of the amount of probable credit losses on outstanding principal balances. The Company considers the need for an allowance based upon numerous factors including past transaction history with customers, their credit worthiness, and other available information (see Note 3).

Property, Furniture and Equipment

Property and equipment are stated at cost. Depreciation and amortization on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets or the remaining life of the lease for leasehold improvements, if shorter. The estimated useful lives of property and equipment range from three to seven years. Expenditures for maintenance are charged to expense as incurred. The cost of property sold or otherwise disposed of, and the accumulated depreciation and amortization thereon are eliminated from the property and reserve accounts, and gains and losses are reflected within the statements of operations.

Contingently Redeemable Series A Preferred Units

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units for $3,000,000. As more fully described in Note 6, the Series A preferred units were contingently redeemable at the option of the holders on or after the fifth anniversary of the issuance of the Series A preferred units. During fiscal year 2012, the date at which the Series A preferred units are contingently redeemable was extended three years to August 31, 2015, however all were redeemed prior to May 31, 2015. Upon redemption, the Series A units were retired.

Advertising Expense

The Company expenses all advertising costs as incurred. Advertising costs were $27,789 for the year ended May 31, 2015.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

Management of the Company considers the likelihood of changes by taxing authorities in its income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions that require disclosure in the accompanying financial statements. The Company's income tax returns for the past three years are subject to examination by tax authorities, and may change upon examination.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

Reclassifications

Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 presentation.

2. Related Party Transactions

As of May 31, 2015, two investors holding the Company's Common Units were partners at a law firm (the Firm). The Firm provided legal services related to trademark agreements and the repurchase of Common Units from a former member. The Company paid $20,398 to the Firm for the year ended May 31, 2015.

3. Notes Receivable

In connection with a private placement engagement, the Company received a fee which included a $125,000 note receivable. The note provided for monthly interest to accrue at a fixed rate of 10% per annum with principal due in January 2011. The note was subsequently amended in March 2011 to extend the monthly 10% interest payments and maturity date to November 2011. The Company received a payment of $5,000 of the principal on the note in March 2011. In August 2011, the note was further amended to extend the maturity date indefinitely. Due to the uncertain nature of collectability, the Company recorded a provision for losses on the note of $90,000 during the year ended May 31, 2012. In July 2012, the Company collected $5,000 of the principal balance on the note. In August 2014, the Company collected the outstanding principal balance of $25,000. As of May 31, 2015, the carrying balance of the note receivable was $0.

During the year ended May 31, 2012, the Company received a transaction fee which included a $400,000 note receivable to be paid in equal installments in conjunction with the transactions two escrow account release dates in April 2012 and October 2012. The note provided for no interest payments. The Company collected $200,000 on the note receivable in May 2012. As of May 31, 2015, the second escrow account had not been released and the balance of the note receivable was $200,000. No provision for losses was recorded related to the note.

4. Property, Furniture and Equipment

Property, furniture and equipment consists of the following at May 31, 2015:

		2015
Office equipment	$	200,189
Furniture and fixtures		123,186
Leasehold improvements		31,432
		354,807
Less: Accumulated depreciation		(276,844)
	$	77,963

Depreciation expense for the year ended May 31, 2015 was $45,582.

5. Deferred Rent and Rentals Under Operating Leases

In July 2010, the Company executed a nonrenewable lease agreement for office space with an effective date of October 15, 2010 and a 90-month term. The lease agreement provided for a tenant allowance, which the Company utilized to purchase $46,367 of leasehold improvements, $88,090 of furniture and fixtures, and $1,489 of office equipment. Additionally, the lease agreement provided for a free rental period commencing on October 15, 2010 through October 15, 2012. At such time, the Company began making lease payments, which escalate at 2.5% per annum through the expiration of the lease agreement in April 2018.

The Company recognizes rent expense on a straight-line basis over the lease term. Rent expense under operating leases was $137,424 for the year ended May 31, 2015. The future minimum lease payments of non-cancelable operating leases is as follows:

For the year ending May 31,		Amount
2016	$	207,742
2017		212,749
2018		190,677
2019		4,950
	$	616,117

6. Contingently Redeemable Series A Preferred Units and Common Stock Warrants

During fiscal year 2007, the Company issued 120 contingently redeemable Series A preferred units (Series A Preferred Units) at $25,000 per unit for gross proceeds of $3,000,000.

Redemption Feature

Subsequent to the fifth anniversary date of the initial issuance of the Series A Preferred Units, the holders may redeem the outstanding Series A Preferred Units at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. Prior to the fifth anniversary date of the issuance of the preferred units, the Company could redeem the Series A Preferred Units at its election at an amount equal to the preferred unit holders' unrecovered capital contributions plus accrued and unpaid preferred returns through the redemption date. In February 2011, the Company redeemed 40 Series A Preferred Units at $25,000 per unit for $1,000,000. In August 2011, the Company redeemed 22.667 Series A Preferred Units at $25,000 per unit for $566,668. In October 2011, the Company redeemed 3 Series A Preferred Units at $25,000 per unit for $75,000. In March 2013, the Company redeemed 35.333 Series A Preferred Units at $25,000 per unit for $883,333. In August 2014, the Company redeemed the remaining 19 Series A Preferred units at $25,000 per unit for $475,000.

Dividends

Holders of the Series A Preferred Units were entitled to receive a preferred return of 8% per unit per annum. In August 2011, the Company amended its operating agreement to entitle unit holders a preferred return of 9% per unit per annum. The preferred return is payable in cash or in kind at the discretion of the Board of Members. Such dividends accrue whether or not they have been declared and whether or not there are profits, surplus, or other funds of the Company legally available for payment of dividends. For the year ended May 31, 2015, the Company declared $10,688 in dividends and paid $20,376.

Warrants

The Company has issued common stock warrants (Warrants) to the holders that purchased the Series A Preferred Units from the Company. Each warrant entitles the holder to purchase 1,250 shares of common units from the Company for $0.01 per unit. As of May 31, 2014, there were a total of 120 Warrants issued and outstanding to purchase 150,000 common units; these Warrants are exercisable immediately and expire ten years after the issuance. From March through May 2015, 114 Warrants were exercised to purchase 142,500 Common Units for a total exercise price of $1,425. As of May 31, 2015, there were a total of 6 Warrants issued and outstanding to purchase 7,500 Common Units for a total exercise price of $75.

Summary of Certain Preferred Stock and Warrant Accounting

Gross proceeds from the issuance of the Series A Preferred Units of $3,000,000 was reduced by a total of $181,732, including $142,010 representing the value allocated to the Warrants and $39,722 representing issuance costs. The gross proceeds were allocated between the Series A Preferred Units and the Warrants based on the relative fair values of each. The Company used the Black-Scholes-Merton formula to estimate the fair value of its Warrants with the following assumptions: (a) volatility of 33.97%, (b) expected term of ten years, (c) dividend yield of 0.0%, and (d) a risk free rate of 4.74%. The Warrants were immediately exercisable upon issuance. The Company does not have a history of unit trades that would allow them to determine the volatility of their units nor do they have market comparable companies that could be used as a surrogate. Therefore, the volatility assumption used in the Black-Scholes-Merton formula was based on the Investment Services Small Cap Index. The Company calculated the volatility of that index using the daily closing total returns for that index for ten years immediately prior to the date of the issuance of the warrants. The expected term of the Warrants represents the period of time the Warrants are expected to be outstanding. The dividend yield is an estimate of the expected dividend yield on the Company's common units. The risk-free rate is based on U.S. Treasury yields in effect at the time of issuance of the Warrants and the related term outstanding. The Company accretes the carrying value of the Series A Preferred Units to the estimated redemption price over the estimable period in which the Series A Preferred Units will be outstanding. The Series A Preferred Units were fully accreted to the estimated redemption price as of May 31, 2014.

7. Benefit Plan

On January 1, 2007, the Company adopted a contributory, defined contribution 401(k) profit sharing plan for all eligible full-time employees with at least three consecutive months of service and over the age of 21. The Company may make matching contributions equal to 4% of employee's annual wages. Participants are immediately vested in their voluntary contributions, employer contributions, and earnings thereon. The Company made contributions of $114,728 to the Plan for the year ended May 31, 2015.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At May 31, 2015, the ratio of aggregate indebtedness to net capital was 0.30 to one, and net capital was $2,078,258, which was $2,014,914 more than required.

Supplementary Information

VRA Partners, LLC

Supplementary Information
May 31, 2015

Computation of Net Capital	
Members' equity, May 31, 2015	$ 2,496,532
Less non-allowable assets	(418,274)
Net capital	$ 2,078,258
Reconciliation of Members' Equity	
Members' equity, Form 17A-5, Part IIA	$ 2,496,532
Audited financial statement adjustments	-
Members' equity per audited financial statements	$ 2,496,532
Reconciliation of Net Capital	
Net capital, Form 17A-5, Part IIA	$ 2,078,258
Audited financial statement adjustments to non-allowable assets	-
Net capital per audited financial statements	$ 2,078,258
Computation of Aggregate Indebtedness as Defined Under Rule 15c3-1	
Accounts payable and other liabilities	$ 633,440
Total aggregate indebtedness	$ 633,440
Ratio of aggregate indebtedness to net capital	0.30 to one

WINDHAM BRANNON
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors and Members of VRA Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015, in which (1) VRA Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which VRA Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) VRA Partners, LLC stated that VRA Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. VRA Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VRA Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Windham Brannon, P.C.

Certified Public Accountants

July 28, 2015

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

VRA PARTNERS[SM]
Investment Bankers

July 23, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015

Dear Sir/Madame:

For the fiscal year ending May 31, 2015, VRA Partners, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of VRA Partners, LLC.

VRA Partners, LLC met the exemption provided above for the year ending May 31, 2105.

Sincerely,

Douglas J. McCartney
Chief Financial Officer
Managing Director

DJM/lvp

WINDHAM BRANNON
offering more

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Managing Directors and Members of
VRA Partners, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2015, which were agreed to by VRA Partners, LLC (the Company or VRA) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 (attached) with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended May 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. There were no adjustments reported in Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

July 28, 2015

Certified Public Accountants

3630 Peachtree Road NE, Suite 600, Atlanta, GA 30326 404.898.2000 | windhambrannon.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended May 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-067489 FINRA MAY 5/18/2007
VRA PARTNERS LLC
3630 PEACHTREE ROAD STE 1000
ATLANTA, GA 30326

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 22,705

B. Less payment made with SIPC-6 filed (exclude interest) (14,971)

12-12-2014
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) –

E. Interest computed on late payment (see instruction E) for______days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,734

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,734

H. Overpayment carried forward $(–)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VRA Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 10th day of July, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning June 1, 2014 and ending May 31, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,081,949
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	–
2d. SIPC Net Operating Revenues	$ 9,081,949
2e. General Assessment @ .0025	$ 22,705
	(to page 1, line 2.A.)